

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Neil Dougherty
Senior Vice President and Chief Financial Officer
Keysight Technologies, Inc.
1400 Fountaingrove Parkway
Santa Rosa, CA 95403

> **Re:** **Keysight Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed June 17, 2014**
> **File No. 001-36334**

Dear Mr. Dougherty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

After the separation, certain of Keysight's executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Agilent, page 20

1. We note your response to prior comment 4. Please expand this risk factor or another risk factor as appropriate to describe the conflicts created by your management's awards being determined by the performance of Agilent.

Treatment, page 95

2. Please provide us your analysis of how the treatment of stock as you mention in your response to prior comment 4 relative to the treatment of the stock held by your other shareholders during the spinoff ensures that the spinoff is *pro rata*. Also, please note that we may have further comment regarding your response to prior comment 4 and

clarification of your disclosure in this section after you fill in appropriate blanks and provide the disclosure addressed by Regulation S-K Item 201(a)(2)(i) and Schedule 14A Item 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Stephen Williams